UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  INTEVAC, INC.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                    461148108
                               ------------------
                                 (CUSIP Number)


                                December 31, 2007
                           --------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| | Rule 13d-1(b)

|X| Rule 13d-1(c)

| | Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  461148108

.................................................................................
1.        Names of Reporting Persons.

          DCM Partners LLC

          I.R.S. Identification Nos. of above persons (entities only):
          13-4068276
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) |X|

          (b) | |
.................................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware, United States
.................................................................................
Number of         5.       Sole Voting Power                  1,240,233
Shares            ..............................................................
Beneficially      6.       Shared Voting Power                  865,697
Owned by Each     ..............................................................
Reporting         7.       Sole Dispositive Power             1,240,233
Person With       ..............................................................
                  8.       Shared Dispositive Power             865,697
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,105,930
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          | |
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.76% based on 21,574,832 shares of common stock outstanding as of November 2, 2007
.................................................................................
12.       Type of Reporting Person:

          OO

CUSIP No.  461148108

.................................................................................
1.        Names of Reporting Persons.

          DCM Partners L.P.

          I.R.S. Identification Nos. of above persons (entities only):
          13-4068276
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) |X|

          (b) | |
.................................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware, United States
.................................................................................
Number of         5.       Sole Voting Power                  1,240,233
Shares            ..............................................................
Beneficially      6.       Shared Voting Power                  865,697
Owned by Each     ..............................................................
Reporting         7.       Sole Dispositive Power             1,240,233
Person With       ..............................................................
                  8.       Shared Dispositive Power             865,697
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,105,930
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          | |
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.76% based on 21,574,832 shares of common stock outstanding as of November 2, 2007
.................................................................................
12.       Type of Reporting Person:

          PN

CUSIP No.  461148108

.................................................................................
1.                Names of Reporting Persons.

                  Erik Diamond

                  I.R.S. Identification Nos. of above persons (entities only)

.................................................................................
2.                Check the Appropriate Box if a Member of a Group

                  (a)[X]

                  (b)[ ]

.................................................................................
3.                SEC Use Only

4.                Citizenship or Place of Organization  United States
                  ..............................................................
Number of         5.       Sole Voting Power                  1,240,233
Shares            ..............................................................
Beneficially      6.       Shared Voting Power                  865,697
Owned by Each     ..............................................................
Reporting         7.       Sole Dispositive Power             1,240,233
Person With       ..............................................................
                  8.    Shared Dispositive Power                865,697
.................................................................................
9.                Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,105,930
.................................................................................
10.               Check if the Aggregate Amount in Row (9) Excludes
                  Certain Shares                                [  ]
.................................................................................
11.               Percent of Class Represented by Amount in Row (9)

                  9.76% based on 21,574,832 shares of common stock outstanding as of November 2, 2007
.................................................................................
12.               Type of Reporting Person                      IN

Item 1(a).        Name of Issuer:

                  Intevac, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3560 Bassett Street
                  Santa Clara, CA 95054

Item 2(a).        Name of Person Filing

                  DCM Partners LLC
                  DCM Partners L.P.
                  Erik Diamond

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of DCM Partners LLC and DCM Partners L.P. is 909 Third Avenue, 30th Floor, New York, NY 10022.

Item 2(c).        Citizenship

                  DCM Partners LLC is a Limited Liability Company formed under laws of State of Delaware.

                  DCM Partners L.P. is a Limited Partnership formed under the laws of the State of Delaware.

                  Erik Diamond is a United States citizen.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  461148108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

                  (a) [  ]  Broker or dealer  registered under Section 15 of the
                            Exchange Act.
                  (b) [  ]  Bank as defined in Section  3(a)(6) of the  Exchange
                            Act.
                  (c) [  ]  Insurance  company as defined in Section 3(a)(19) of the Exchange Act.
                  (d) [  ]  Investment company registered under Section 8 of the
                            Investment Company Act.
                  (e) [  ]  An  investment   adviser  in  accordance  with  Rule
                            13d-1(b)(1)(ii)(E);
                  (f) [  ]  An  employee  benefit  plan  or  endowment  fund  in accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [  ]  A  parent  holding  company  or  control  person  in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [  ]  A savings  association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [  ]  A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership:

                  DCM Partners LLC
                  DCM Partners L.P.
                  Landmark Select Master Fund, Ltd.
                  Erik Diamond

                  a. Amount beneficially owned: DCM Partners L.P. beneficially owns 1,240,233 shares of common stock; and Landmark Select Master Fund, Ltd. beneficially owns 865,697 shares of common stock (through an account managed by DCM Partners LLC) for an aggregate total of 2,105,930 shares of common stock. Erik Diamond is General Partner of DCM Partners LP and Managing Member of DCM Partners LLC.

                  b. Percent of Class: 9.76% based upon information provided by Intevac, Inc. in its most recently filed quarterly report on Form 10-Q which stated that there were approximately 21,574,832 shares of common stock outstanding as of November 2, 2007.

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2008        DCM PARTNERS LLC

                               By:   /s/ Erik Diamond
                               -------------------------------------------------
                                     Erik Diamond, Managing Member


Date: February 14, 2008        DCM PARTNERS L.P.
                                     By:  DCM Partners LLC, its general partner

                               By:   /s/ Erik Diamond
                               -------------------------------------------------
                                     Erik Diamond, Managing Member


Date: February 14, 2008        ERIK DIAMOND

                               By:   /s/ Erik Diamond
                               -------------------------------------------------

                                  EXHIBIT INDEX


Ex.
---

A. Joint Filing Agreement, dated February 14, 2008 by and among DCM Partners LLC and DCM Partners L.P.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Intevac, Inc., dated as of February 14, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2008
                                  DCM Partners LLC

                                  By:  /s/ Erik Diamond
                                       ----------------
                                  Name:  Erik Diamond
                                  Title: Managing Member

Date: February 14, 2008           DCM Partners L.P.
                                       By: DCM Partners LLC, its general partner

                                  By:     /s/ Erik Diamond
                                          ----------------
                                  Name:  Erik Diamond
                                  Title: Managing Member


Date: February 14, 2008        ERIK DIAMOND

                               By:   /s/ Erik Diamond
                               -------------------------------------------------



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